                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                  Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                        Dreyer's Grand Ice Cream, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                   Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    26187810
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Patrick E. Bennett
                               San Tomo Partners
                              11292 N. Alpine Road
                              Stockton, CA   95212
                                  (209) 948-0792
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   March 25, 1997
-------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         Exhibit Index located at Page 23.

                         (Continued on following pages)
                              (Page 1 of 25 Pages)

                                  SCHEDULE 13D

CUSIP No.    26187810                                         Page 2 of 25 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Sam Tomo Partners
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
        WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            937,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            937,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        937,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.02%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.    26187810                                         Page 3 of 25 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Cortopassi Family Trust
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
        PF, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            937,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            937,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        937,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.02%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.    26187810                                         Page 4 of 25 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Stanislaus Food Products Co.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
        WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            937,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            937,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        937,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.02%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.    26187810                                         Page 5 of 25 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Sierra Quality Canners, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
        WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            937,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            937,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        937,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.02%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.    26187810                                         Page 6 of 25 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        LICO Brands, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
        WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            937,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            937,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        937,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.02%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.    26187810                                         Page 7 of 25 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Trecento Investors, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
        WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            937,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            937,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        937,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.02%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.    26187810                                         Page 8 of 25 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        DACCO, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
        WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            937,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            937,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        937,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.02%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.    26187810                                         Page 9 of 25 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Capecchio Foundation
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
        WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            937,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            937,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        937,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.02%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.    26187810                                        Page 10 of 25 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Alpinello Investors, Inc.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
        WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            937,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            937,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        937,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.02%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.    26187810                                        Page 11 of 25 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        VICOR, LLC (f/k/a CORVI, LLC)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
        WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            937,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            937,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        937,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.02%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.    26187810                                        Page 12 of 25 Pages

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Wright Tract Partners, LP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS (See Instructions)
        WC, OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
        California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            -0-
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            937,000
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              -0-
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            937,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        937,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        7.02%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

Item 1:  Security and Issuer.

         Class of Securities:     Common Stock

         Issuer:                  Dreyer's Grand Ice Cream, Inc. ("Issuer")

         Principal Address:       5929 College Avenue
                                  Oakland, CA   94618
                                  Telephone:  (510) 652-8187

Item 2:          Identity and Background.

         (a)     Reporting Persons:

                 i.       Cortopassi Family Trust ("CFT");
                 ii.      Stanislaus Food Products Co. ("SFP");
                 iii.     San Tomo Partners ("STP");
                 iv.      Sierra Quality Canners, Inc. ("SQC");
                 v.       LICO Brands, Inc. ("LBI");
                 vi.      Trecento Investors, Inc. ("TII");
                 vii.     DACCO, Inc. ("DI");
                 viii.    Capecchio Foundation ("CF");
                 ix.      Alpinello Investors, Inc. ("AII");
                 x.       VICOR, LLC (f/k/a CORVI, LLC) ("VL").
                 xi.      Wright Tract Partners, LP ("WTP").

         (b)     Principal Business Address:

                 11292 North Alpine Road
                 Stockton, CA  95212

         (c)     Principal Occupation/Principal Business:

                 CFT:             Investments
                 SFP:             Food processing
                 STP:             Investments
                 SQC:             Investments
                 LBI:             Investments
                 TII:             Investments
                 DI:              Investments
                 CF:              Charity
                 AII:             Investments
                 VL:              Investments
                 WTP:             Investments

         (d)     None.

         (e)     None.




                              Page 13 of 25 Pages

         (f)     Not applicable.

Item 3:  Source and Amount of Funds or Other Consideration.

         The shares of Common Stock of Issuer reported as beneficially owned by CFT in Item 5 have been purchased with personal funds and borrowings from Smith Barney secured by marketable securities. CFT has paid a total of $6,747,847.00 (including broker's commissions and fees) in separate transactions. As of March 25, 1997, CFT beneficially owned a total of 250,000 shares of the Common Stock of Issuer.

         During the 60-day period prior to March 25, 1997, CFT disposed of 200 shares of the Common Stock of Issuer in one transaction as follows:

                 Date of Sale              Number of Shares                  Total Proceeds*
                 ------------              ----------------                  --------------
                     02/07/97                      200                         $  5,788

         The shares of Common Stock of Issuer reported as beneficially owned by SFP in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. SFP has paid a total of $4,593,166.00 (including broker's commissions and fees) in separate transactions. As of March 25, 1997, SFP beneficially owned a total of 152,000 shares of the Common Stock of Issuer.

         During the 60-day period prior to March 25, 1997, SFP acquired 33,100 shares of the Common Stock of Issuer in separate transactions as follows:

                 Date of Purchase          Number of Shares                  Total Cost*
                 ----------------          ----------------                  ----------
                     02/07/97                    4,500                        $ 135,470
                     02/10/97                    1,600                           48,294
                     02/14/97                    5,700                          177,990
                     02/18/97                    2,500                           78,006
                     02/18/97                    3,000                           92,098
                     02/18/97                    1,000                           30,448
                     02/18/97                   12,800                          386,508
                     03/25/97                    2,000                           61,324

         The shares of Common Stock of Issuer reported as beneficially owned by STP in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. STP has paid a total of $4,496,129.00 (including broker's commissions and fees) in separate transactions. As of March 25, 1997, STP beneficially owned a total of 150,000 shares of the Common Stock of Issuer.





__________________________________
*Includes broker's commisions and fees.





                              Page 14 of 25 Pages

         During the 60-day period prior to March 25, 1997, STP acquired 33,600 shares of the Common Stock of Issuer in separate transactions as follows:

                 Date of Purchase          Number of Shares                  Total Cost*
                 ----------------          ----------------                  ----------
                     02/07/97                    2,500                        $  75,233
                     02/07/97                    3,600                          107,885
                     02/10/97                    2,500                           75,346
                     02/26/97                      300                            9,227
                     02/26/97                    1,300                           39,889
                     02/26/97                      300                            9,167
                     02/27/97                    1,050                           32,218
                     02/27/97                      250                            7,675
                     03/03/97                    3,000                           91,884
                     03/05/97                      900                           27,671
                     03/11/97                    3,300                          100,914
                     03/11/97                    8,500                          258,859
                     03/12/97                    1,200                           36,868
                     03/13/97                    2,800                           86,123
                     03/25/97                    2,100                           64,376

         The shares of Common Stock of Issuer reported as beneficially owned by SQC in Item 5 have been purchased with working capital and borrowings from Hambrecht & Quist secured by marketable securities. SQC has paid a total of $4,678,125.00 (including broker's commissions and fees) in separate transactions. As of March 25, 1997, SQC beneficially owned a total of 150,000 shares of the Common Stock of Issuer.

         The shares of Common Stock of Issuer reported as beneficially owned by LBI in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. LBI has paid a total of $1,564,807.00 (including broker's commissions and fees) in separate transactions. As of March 25, 1997, LBI beneficially owned a total of 50,000 shares of the Common Stock of Issuer.

         During the 60-day period prior to March 25, 1997, LBI acquired 25,000 shares of the Common Stock of Issuer in separate transactions as follows:

                 Date of Purchase          Number of Shares                  Total Cost*
                 ----------------          ----------------                  ----------
                     02/18/97                    6,700                        $ 202,447
                     02/19/97                   18,300                          552,604

         The shares of Common Stock of Issuer reported as beneficially owned by TII in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. TII has paid a total of $1,984,865.00 (including broker's commissions and fees) in separate transactions. As of March 25, 1997, TII beneficially owned a total of 60,000 shares of the Common Stock of Issuer.


__________________________________
*Includes broker's commisions and fees.





                              Page 15 of 25 Pages

         The shares of Common Stock of Issuer reported as beneficially owned by DI in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. DI has paid a total of $1,657,758.00 (including broker's commissions and fees) in separate transactions. As of March 25, 1997, DI beneficially owned a total of 50,000 shares of the Common Stock of Issuer.

         During the 60-day period prior to March 25, 1997, DI acquired 10,000 shares of the Common Stock of Issuer in one transaction as follows:

                 Date of Purchase          Number of Shares                  Total Cost*
                 ----------------          ----------------                  ----------
                     02/19/97                   10,000                        $ 302,065

         Of the shares of Common Stock of Issuer reported as beneficially owned by CF in Item 5, 5,000 shares were received as a donation by CFT and 20,000 shares have been purchased with working capital. CF and CFT have paid a total of $644,361.00 (including broker's commissions and fees) in separate transactions. As of March 25, 1997, CF beneficially owned a total of 25,000 shares of the Common Stock of Issuer.

         The shares of Common Stock of Issuer reported as beneficially owned by AII in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. AII has paid a total of $454,611.00 (including broker's commissions and fees) in separate transactions. As of March 25, 1997, AII beneficially owned a total of 15,000 shares of the Common Stock of Issuer.

         During the 60-day period prior to March 25, 1997, AII acquired 3,400 shares of the Common Stock of Issuer in one transaction as follows:

                 Date of Purchase          Number of Shares                  Total Cost*
                 ----------------          ----------------                  ----------
                     02/07/97                    3,400                        $ 102,833

         The shares of Common Stock of Issuer reported as beneficially owned by VL in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. VL has paid a total of $983,389.00 (including broker's commissions and fees) in separate transactions. As of March 25, 1997, VL beneficially owned a total of 30,000 shares of the Common Stock of Issuer.

         During the 60-day period prior to March 25, 1997, VL acquired 1,100 shares of the Common Stock of Issuer in one transaction as follows:

                 Date of Purchase          Number of Shares                  Total Cost*
                 ----------------          ----------------                  ----------
                     02/07/97                    1,100                        $  33,259

         The shares of Common Stock of Issuer reported as beneficially owned by WTP in Item 5 have been purchased with working capital and borrowings from Smith Barney secured by marketable securities. WTP has paid a total of $141,033.00 (including broker's commissions and fees) in separate transactions. As of March 25, 1997, WTP beneficially owned a total of 5,000 shares of the Common Stock of Issuer.

__________________________________
*Includes broker's commisions and fees.





                              Page 16 of 25 Pages

Item 4:  Purpose of Transaction.

         Reporting Persons acquired the securities of Issuer for purposes of investment.

         Subject to applicable legal requirements, Reporting Persons may purchase additional shares of Common Stock from time to time in open market or in private transactions, depending on their evaluation of Issuer's business, prospects and financial condition, the market for the Common Stock, other developments concerning Issuer, the reaction of Issuer to Reporting Person's ownership of Common Stock, other opportunities available to Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, Reporting Persons may dispose of all or a portion of their shares of Common Stock at any time.

         Other than as described in this Item 4, Reporting Persons do not have any plan or proposal relating to, or that would result in, any event described in (a)-(j) of this Item 4.

         However, Reporting Persons reserve the right to take such action as they may deem appropriate with respect to any or all of such matters.

Item 5:  Interest in Securities of the Issuer.

         Because Reporting Persons comprise a "group" for purposes of this report, each of them is deemed to own beneficially all of the shares owned by memebers of the group. The following table identifies the individual ownership of each Reporting Person.

                                     CFT            SFP              STP               SQC              LBI
                                     ---            ---              ---               ---              ---
  Shares Owned                       250,000        152,000            150,000          150,000             50,000
  Percentage of Class                  1.87%          1.14%              1.12%            1.12%              0.37%



                                     TII             DI             CF            AII            VL            WTP
                                     ---             --             --            ---            --            ---
  Shares Owned                        60,000       50,000         25,000        15,000         30,000         5,000
  Percentage of Class                  0.45%        0.37%          0.19%         0.11%          0.22%         0.04%

(c)      See Item 3 above.





                              Page 17 of 25 Pages

(d)      Not applicable.

(e)      Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Dean A. Cortopassi is an executive officer, managing member or trustee of each entity named in response to Item 2 above. With this exception, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7:  Material to be Filed as Exhibits.

         Exhibit A: Joint Filing Statement.





                              Page 18 of 25 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 15, 1997


CORTOPASSI FAMILY TRUST


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         Trustee


STANISLAUS FOOD PRODUCTS CO.


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         Chief Executive Officer


SAN TOMO PARTNERS

By:  Cortopassi Farms, Inc.,
     its General Partner

     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         President


SIERRA QUALITY CANNERS, INC.


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         President





                              Page 19 of 25 Pages

LICO BRANDS, INC.


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         President


TRECENTO INVESTORS, INC.


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         President


DACCO, INC.


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         President


CAPECCHIO FOUNDATION


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         President


ALPINELLO INVESTORS, INC.


     /s/ Donald G. Lenz
By:________________________________________
         Donald G. Lenz
         President





                              Page 20 of 25 Pages

VICOR, LLC


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         Managing Member


WRIGHT TRACT PARTNERS, LP

By:  DACCO, INC.,
     its General Partner

     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         President





                              Page 21 of 25 Pages

                                 EXHIBIT INDEX


Exhibit                                                     Sequential Page
-------                                                     ---------------
Exhibit A - Joint Filing Statement                                 23





                              Page 22 of 25 Pages

                                   EXHIBIT A

                             Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: April 15, 1997


CORTOPASSI FAMILY TRUST


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         Trustee


STANISLAUS FOOD PRODUCTS CO.


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         Chief Executive Officer


SAN TOMO PARTNERS

By:  Cortopassi Farms, Inc.,
     its General Partner

     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         President


SIERRA QUALITY CANNERS, INC.


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         President





                              Page 23 of 25 Pages

LICO BRANDS, INC.


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         President


TRECENTO INVESTORS, INC.


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         President


DACCO, INC.


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         President


CAPECCHIO FOUNDATION


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         President


ALPINELLO INVESTORS, INC.


     /s/ Donald G. Lenz
By:________________________________________
         Donald G. Lenz
         President





                              Page 24 of 25 Pages

VICOR, LLC


     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         Managing Member


WRIGHT TRACT PARTNERS, LP

By:  DACCO, INC.,
     its General Partner

     /s/ Dean A. Cortopassi
By:________________________________________
         Dean A. Cortopassi
         President





                              Page 25 of 25 Pages